

January 13, 2015

Via E-mail
Mr. Robert V. Deere
Chief Financial Officer
Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, TX 77002

> **Re: Genesis Energy, L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed February 27, 2014**
> **Form 8-K filed October 30, 2014**
> **File No. 001-12295**

Dear Mr. Deere:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed October 30, 2014

1.   We note your response to comment 3 in our letter dated November 7, 2014. Your response explains that as your asset base has changed over time, you have more discretion as to whether and when to incur maintenance capital expenditures. Please provide us with additional analysis explaining the relevance of the change in management's ability to determine if and when to incur maintenance capital expenditures in the context of calculating Available Cash before Reserves. As part of your response, please address the statement in your Form 8-K that "maintenance capital is capitalized costs that are necessary to maintain the service capability of our existing assets."

2.   Your response to comment 3 in our letter dated November 7, 2014 states that your calculation of maintenance capital utilized only reflects maintenance capital expenditures incurred since December 31, 2013 and that you may not have the information necessary to calculate maintenance capital utilized for prior periods. Please tell us how the exclusion of maintenance capital expenditures incurred before December 31, 2013 impacts the usefulness of Available Cash before Reserves. In addition, please tell us how you concluded that maintenance capital utilized is a more appropriate measure of maintenance capital considering that the apparent result of only using maintenance capital expenditures incurred since December 31, 2013 is a relatively smaller adjustment to your calculation of Available Cash before Reserves.

3.   Disclosure in your Form 8-K states that Available Cash before Reserves is commonly used as a supplemental financial measure by management. Please tell us about the extent to which Available Cash before Reserves is considered by management and the board of directors in determining actual cash distributions. To the extent other measures are used, please tell us whether a similar change was made to those calculations relating to your maintenance capital requirements.

4.   Your response to comment 5 in our letter dated November 7, 2014 states, in part, that to assess your ability to continue to make discretionary payments in the future, other measures, data points, and information other than your Available Cash before Reserves measure should be reviewed. Please tell us how the disclosure you currently provide addresses the extent to which other measures, data points, and information should be considered in evaluating Available Cash before Reserves.

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Branch Chief